Whiting Petroleum Corporation 1700 Broadway, Suite 2300 Denver, Colorado 80290-2300	Kodiak Oil & Gas Corp. 1625 Broadway, Suite 250 Denver, Colorado 80202

October 6, 2014

VIA EDGAR SUBMISSION AND COURIER

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561
Attn:	H. Roger Schwall

Sirimal Mukerjee

Timothy S. Levenberg

Re:	Whiting Petroleum Corporation

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed September 19, 2014

File No. 001-31899

Kodiak Oil & Gas Corp.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed September 19, 2014

File No. 001-32920

Ladies and Gentlemen:

On behalf of Whiting Petroleum Corporation (“Whiting”) and Kodiak Oil & Gas Corp. (“Kodiak”), we are responding to the comments contained in the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 2, 2014 with respect to the above-referenced Amendment No 1 to Preliminary Proxy Statement on Schedule 14A (the “Preliminary Joint Proxy Statement”) filed by Whiting and Kodiak with the Commission.

For the convenience of the Staff, the comments contained in the Staff’s comment letter are set forth below and indicated in bold and italics, followed by Whiting’s and Kodiak’s responses immediately after each comment. In addition, Whiting and Kodiak are filing concurrently with this letter a revised Preliminary Joint Proxy Statement (the “Revised Joint Proxy Statement”). The page numbers in the responses to the comments below refer to pages of the Revised Joint Proxy Statement.

Amendment No. 1 to Preliminary Joint Proxy Statement on Schedule 14A

Financial Advisor Opinions

1.	Ensure that your disclosure makes clear when there were transactions or companies for which the advisors lacked data. See prior comment 8 from our letter to you dated

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 6, 2014

September 15, 2014. As an example, reference to the final board books suggests that J.P. Morgan only had data for five of the seven referenced “precedent transactions” discussed at pages 63-64 for which it derived the tabular data under the caption “Transaction value/reserves.” Please revise accordingly.

The disclosure on pages 63 and 64 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

2.	In each case, your disclosures should reflect what appears in the board books regarding the companies and transactions considered, the analyses the advisor performed, and the resulting valuations. For example, it is unclear where in its final board books Petrie provides the data/lists of precedent transactions which appear at pages 74-75, and it also is not apparent where the select transactions listed in its “reference value analysis” have been identified in the preliminary joint proxy statement. Please revise or advise.

The disclosure on pages 73, 74, 75 and 76 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment. The asset transactions listed on those pages are the same transactions that are summarized in the reference value analyses tables on pages 68 and 86 of Petrie Partners’ July 13, 2014 presentation to the Kodiak board of directors. These summaries were provided by Petrie Partners to the Kodiak board of directors, though the lists of precedent asset transactions themselves were not. In response to the Staff’s comment, those summary reference value analyses tables, which analyze the implied purchase price metrics of the precedent asset transactions, have been included on pages 74 and 76 of the Revised Joint Proxy Statement. As noted in the revised disclosure, the asset transaction lists in the Revised Joint Proxy Statement have been included as supplemental information for the reader.

Opinion of Petrie Partners Securities, LLC to the Kodiak Board, page 69

3.	We note your response to prior comment 8 regarding references to “Undisclosed.” Please revise to include the essence of this response in your disclosure.

The disclosure on pages 75 and 77 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

Opinion of Credit Suisse Securities, page 82

4.	We note your response to prior comment 14. Please further revise to quantify the amount of compensation received from each party in the past two years. See Item 1015(b)(4) of Regulation S-K; see also prior comment 10.

The disclosure on page 94 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

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Division of Corporation Finance

U.S. Securities and Exchange Commission

October 6, 2014

Each of Whiting and Kodiak acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the Joint Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WHITING PETROLEUM CORPORATION

/s/ James J. Volker

James J. Volker
Chairman, President and Chief Executive Officer

KODIAK OIL & GAS CORP.

/s/ Lynn A. Peterson

Lynn A. Peterson
President and Chief Executive Officer